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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                            Commission File Number   0-2373
                                                                  ------------

                                                     Cusip Number  460499106
                                                                  ------------

                          NOTIFICATION OF LATE FILING

(Check One)  X  Form 10-K  __ Form 11-K __ Form 20-F  __ Form 10-Q __ Form N-SAR
            ---

                 For Period Ended: March 31, 1998
                                   --------------
____  Transition Report on Form 10-K      ____  Transition Report on Form 10-Q
____  Transition Report on Form 20-F      ____  Transition Report on Form N-SAR
____  Transition Report on Form 11-K



                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___

                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant        International Total Services, Inc.
                        --------------------------------------------------------

Former Name if Applicable     n/a
                          ------------------------------------------------------


Address of Principal Executive Office (STREET AND NUMBER)

Crown Centre, 5005 Rockside Road
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City, State and Zip Code   Independence, Ohio 44131
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                                    PART II
                            RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
---              report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

     On June 19, 1998, the Registrant announced that its independent auditors, Grant Thornton LLP, were looking into certain accounting matters that may relate to the fourth quarter and fiscal year ended March 31, 1998.

     As a result of management's focus on these issues, the Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 1998 without unreasonable effort or expense.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Brian S. Kenyon                     (216)                     621-4522
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         (Name)                       (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                x  Yes        No
                                                               ---        ---
     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                x  Yes        No
                                                               ---        ---

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects that, when filed, the financial statements for the fiscal year ended March 31, 1998 will reflect substantially higher revenues than the financial statements for the fiscal year ended March 31, 1997.

                           International Total Services, Inc.
               ----------------------------------------------------------
                      (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  6/29/98                                By  /s/ Brian S. Kenyon
      ---------------                            -------------------------------
                                                 Brian S. Kenyon, Vice President


Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an
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authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).